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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                  SCHEDULE TO

           TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                             LANIER WORLDWIDE, INC.
                                ----------------

                      ((Name of Subject Company) (Issuer))

                              LW ACQUISITION CORP.
                     an indirect wholly-owned subsidiary of
                              RICOH COMPANY, LTD.
                                ----------------

                      (Names of Filing Persons (Offeror))

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
    (INCLUDING THE ASSOCIATED PARTICIPATING PREFERRED STOCK PURCHASE RIGHTS)
                            ------------------------

                         (Title of Class of Securities)

                                   51589L105
                             ---------------------

                     (CUSIP Number of Class of Securities)

                           MASAMI TAKEIRI (PRESIDENT)
                  OR YUKIO MIZUTANI (TREASURER AND SECRETARY)
                             LW Acquisition Corp.,
                5 Dedrick Place, West Caldwell, New Jersey 07006
                              Tel: (973) 882-2000
                           --------------------------

     (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                                    COPY TO:
                            MARC E. PERLMUTTER, ESQ.
                    Paul, Weiss, Rifkind, Wharton & Garrison
                          1285 Avenue of the Americas
                         New York, New York 10019-6064
                              Tel: (212) 373-3000
                           --------------------------

                           CALCULATION OF FILING FEE

               TRANSACTION VALUATION*                                 AMOUNT OF FILING FEE**
$256,166,248.........................................                       $51,233.25

* For purposes of calculating the filing fee pursuant to Rule 0-11(d), the Transaction Valuation was calculated on the basis of (i) 84,768,152 outstanding shares of common stock, par value $.01 per share, of Lanier Worldwide, Inc. (the "Shares"), (ii) the tender offer price of $3.00 per Share and (iii) 2,245,984 options to acquire Shares with an exercise price at less than $3.00 under Lanier Worldwide, Inc.'s Stock Incentive Plan with an aggregate value of $1,861,792. Based on the foregoing, the transaction value is equal to the sum of (1) the product of number of outstanding Shares and $3.00 per Share and (2) the product of (A) 2,245,984 Shares which are subject to options to purchase Shares with an exercise price of less than $3.00 per share and (B) the difference between $3.00 per Share and the exercise price per Share of such options.

** The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, is 1/50th of one percent of the aggregate Transaction Valuation.

/ / Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

        Amount Previously Paid: [None]                   Filing Party: [Not applicable]
  Form or Registration No.: [Not applicable]              Date Filed: [Not applicable]

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

    /X/  third-party tender offer subject to Rule 14d-1.

    / /  issuer tender offer subject to Rule 13e-4.

    / /  going-private transaction subject to Rule 13e-3.

    / /  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /
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    This Tender Offer Statement on Schedule TO relates to the third-party tender offer by LW Acquisition Corp., a Delaware corporation ("Purchaser"), and an indirect wholly-owned subsidiary of Ricoh Company, Ltd., a Japanese corporation ("Parent"), to purchase any and all of the issued and outstanding shares of common stock, par value $.01 per share (including the associated participating preferred stock purchase rights) (the "Common Stock"), of Lanier
Worldwide, Inc., a Delaware corporation (the "Company"), at a purchase price of $3.00 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 8, 2000 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1)(A), and in the related Letter of Transmittal (the "Letter of Transmittal"), a copy of which is attached hereto as Exhibit (a)(1)(B) (which, together with the Offer to Purchase, as amended or supplemented from time to time, constitute the "Offer").

    The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Schedule TO, except as otherwise set forth below.

ITEM 1. SUMMARY TERM SHEET.

    The information set forth in the Summary Term Sheet in the Offer to Purchase is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

    (a) The name of the subject company is Lanier Worldwide, Inc., a Delaware corporation. The Company's executive offices are located at 2300 Parklake Drive, Atlanta, Georgia 30345, telephone: (770) 496-9500.

    (b) The class of securities to which this statement relates is the Common Stock, par value $.01 per share, of the Company (including the associated participating preferred stock purchase rights), of which 84,768,152 shares were issued and outstanding as of November 20, 2000. The information set forth on the cover page and in the "Introduction" of the Offer to Purchase is incorporated herein by reference.

    (c) The information set forth in Section 6 ("Price Range of Shares; Dividends") of the Offer to Purchase is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

    (a) This Tender Offer Statement is filed by Purchaser. The information set forth in Section 8 ("Certain Information Concerning Parent and Purchaser") of the Offer to Purchase and on Schedule I thereto is incorporated herein by reference.

    (b) The information set forth in Section 8 ("Certain Information Concerning Parent and Purchaser") of the Offer to Purchase and on Schedule I thereto is incorporated herein by reference.

    (c) The information set forth in Section 8 ("Certain Information Concerning Parent and Purchaser") of the Offer to Purchase and on Schedule I thereto is incorporated herein by reference. During the last five years, none of Purchaser or Parent or, to the best knowledge of Purchaser or Parent, any of the persons listed on Schedule I to the Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws. All of the persons listed on Schedule I to the Offer to Purchase are citizens of Japan, unless indicated otherwise thereon.

ITEM 4. TERMS OF THE TRANSACTION.

    The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

    The information set forth in the Introduction, Section 10 ("Background of the Offer and the Merger; Past Contacts or Negotiations with the Company"),
Section 7 ("Certain Information Concerning the Company") and Section 11 ("The Merger Agreement and Certain Other Agreements") of the Offer to Purchase is incorporated herein by reference. Except as set forth in the Introduction,
Section 10 and Section 11 of the Offer to Purchase, there have been no material contacts, negotiations or transactions during the past two years which would be required to be disclosed under this Item 5 between any of Purchaser or Parent or any of their respective subsidiaries or, to the best knowledge of Purchaser and Parent, any of those persons listed on Schedule I to the Offer to Purchase and the Company or its affiliates concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

ITEM 6. PURPOSE OF THE TRANSACTION AND PLANS OR PROPOSALS.

    (a), (c)(1), (c)(4)-(7) The information set forth in the Introduction,
       Section 10 ("Background of the Offer and the Merger; Past Contacts or Negotiations with the Company"), Section 11 ("The Merger Agreement and Certain Other Agreements"), Section 12 ("Purpose of the Offer and the Merger; Plans for the Company"), Section 13 ("Certain Effects of the Offer") and Section 14 ("Dividends and Distributions") of the Offer to Purchase is incorporated herein by reference.

    (c)(2)-(3) Not applicable.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    The information set forth in Section 9 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    (a) and (b) The information set forth in the Introduction and Section 8 ("Certain Information Concerning Parent and Purchaser") of the Offer to Purchase is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

    The information set forth in the Introduction and Section 17 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS.

    Not applicable.

ITEM 11. ADDITIONAL INFORMATION.

    The information set forth in the Offer to Purchase and Letter of Transmittal is incorporated herein by reference.

ITEM 12. EXHIBITS.

      (a)(1)(A)  Offer to Purchase, dated December 8, 2000

      (a)(1)(B)  Letter of Transmittal

      (a)(1)(C)  Notice of Guaranteed Delivery

      (a)(1)(D)  Letter from the Dealer Manager to Brokers, Dealers,
                 Commercial Banks, Trust Companies and Nominees

      (a)(1)(E)  Letter to clients for use by Brokers, Dealers, Commercial
                 Banks, Trust Companies and Nominees

      (a)(1)(F)  Guidelines for Certification of Taxpayer Identification
                 Number of Substitute Form W-9

      (a)(1)(G)  Summary Advertisement as published on December 8, 2000

      (a)(1)(H)  Joint Press Release issued by Parent and the Company, dated
                 December 8, 2000

      (b)        None

      (d)(1) Agreement and Plan of Merger, dated November 29, 2000, by and among Ricoh Company, Ltd., Lanier Worldwide, Inc. and LW
                 Acquisition Corp.

      (d)(2) Voting and Tender Agreement, dated November 29, 2000, by and among Harris Corporation, Ricoh Company, Ltd. and LW
                 Acquisition Corp.

      (d)(3)     Letter Agreement, dated November 29, 2000, between Ricoh
                 Company, Ltd. and Harris Corporation.

      (d)(4)     Letter Agreement, dated November 29, 2000, between Harris
                 Corporation, Ricoh Company, Ltd., and Lanier
                 Worldwide, Inc.

      (g)        None

      (h)        None

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

    Not applicable.

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                                       LW ACQUISITION CORP.

                                                       By:              /s/ YUKIO MIZUTANI
                                                            -----------------------------------------
                                                            Name: Yukio Mizutani
                                                            Title: SECRETARY AND TREASURER

December 8, 2000